FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

29 April 2024

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The following transactions of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company"), relate to the additional Shares being added to PDMRs' vested share plan interests through the automatic reinvestment of the fourth interim dividend for 2023 (the "interim dividend"), which took place on 25 April 2024. The price per Share was £6.60751.

Other PDMRs

Name	Shares acquired
David Liao	18,343
Nuno Matos	9,426.76116
Stephen Moss	101
Barry O'Byrne	59
Michael Roberts	21,917
Ian Stuart	38

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-04-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the fourth interim dividend for 2023			Price	Volume	Total
			£6.61	18,343	£121,201.56
		Aggregated	£6.608	18,343	£121,201.56

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-04-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the fourth interim dividend for 2023			Price	Volume	Total
			£6.61	9,426.76116	£62,287.42
		Aggregated	£6.608	9,426.76116	£62,287.42

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive, Middle East, North Africa and Türkiye

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-04-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the fourth interim dividend for 2023			Price	Volume	Total
			£6.61	101	£667.36
		Aggregated	£6.608	101	£667.36

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-04-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the fourth interim dividend for 2023			Price	Volume	Total
			£6.61	59	£389.84
		Aggregated	£6.608	59	£389.84

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC USA and Americas

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-04-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the fourth interim dividend for 2023			Price	Volume	Total
			£6.61	21,917	£144,816.80
		Aggregated	£6.608	21,917	£144,816.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-04-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the fourth interim dividend for 2023			Price	Volume	Total
			£6.61	38	£251.09
		Aggregated	£6.608	38	£251.09

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 29 April 2024